UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	PGIM Private Credit Fund
Address of Principal Office:	655 Broad Street Newark, NJ 07102-4410
Telephone Number:	(973) 802-5032
Name and address for agent for service of process:	Claudia DiGiacomo PGIM Investments LLC 655 Broad Street Newark, NJ 07102-4410

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of Newark and the State of New Jersey on the 1st day of November, 2022.

PGIM PRIVATE CREDIT FUND

By:	/s/ Chuck Bewalder
	Name:	Chuck Bewalder
	Title:	Trustee

Attest:	/s/ Debra Rubano
	Name:	Debra Rubano
	Title	Secretary

[Signature Page to PGIM Private Credit Fund Form N-6F]